KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
July 25, 2008
John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	KB Home
Form 10-K for the Fiscal Year Ended November 30, 2007
Definitive Proxy Statement on Schedule 14A filed March 5, 2008
File No. 001-09195
Dear Mr. Hartz:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 27, 2008 regarding the Form 10-K for the Fiscal Year Ended November 30, 2007 we filed with the Commission on January 29, 2008 and the Definitive Proxy Statement on Schedule 14A we filed with the Commission on March 5, 2008.
Below we have reprinted these comments in bold, followed by our responses.
Form 10-K for the Fiscal Year ended November 30, 2007
Note 10 — Mortgages and Notes Payable, page 63
1.	In future filings, please disclose, quantify and discuss the most significant terms and covenants of your Credit Facility and your Senior Subordinated Notes and Senior Notes. As an example, disclose the required and actual Coverage Ratio under the Credit Facility at each reporting period, both the original ratio and the ratio required under the Reduction Period. Describe all other aspects (interest rates, ratios) of the facility that change subject to the Reduction Period. Another example would be to disclose the actual and required financial statement ratios under the Senior and Senior Subordinated Notes. Your disclosures should not be limited to these examples, but rather include any and all restrictions, covenants and ratios that are critical to an understanding of your operations and the future availability of financing. A clear, easy to understand table accompanied by rigorous narrative would appear appropriate.
Response:
Our future filings will reflect this comment as applicable.

Definitive Proxy Statement on Schedule 14A filed March 5, 2008
Compensation Discussion and Analysis, page 25
2.	Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your CD&A to discuss in more detail your executive officers’ compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers. For example, explain how your CEO’s role differed from the roles of your other executive officers in leading and consummating the sale of your French operations.
Response:
Our future filings will reflect this comment as applicable.
Mix of Compensation Elements, page 27
3.	We note your disclosure that the Compensation Committee used tally sheets in making decisions with respect to the compensation components. Please tell us, with a view toward future disclosure, what the “tally sheet” information was and discuss how it impacted the Committee’s decision on compensation awards.
Response:
Management provided the Compensation Committee with a tally sheet for each of our named executive officers (“NEOs”) that contained up to five years of data on various compensation components, including base salary, annual incentives and long-term incentives with respect to a given year.
The Compensation Committee used the tally sheet data as one factor in making its decisions with respect to NEO base salaries and incentive compensation awards. Other factors the Compensation Committee considered included its evaluation of individual NEO performance, overall company performance, market conditions and peer group and market data.
Key Considerations in 2007, page 27
4.	We note your disclosure that the Compensation Committee established annual incentive compensation objectives that were designed to further the five business and financial objectives listed in this section. Please tell us in greater detail, with a view toward future disclosure, how you apply these five factors to determine the compensation amounts for each executive officer.
Response:
The five business and financial objectives listed under “Key Considerations for 2007” were applied to provide a framework under which the Compensation Committee established annual individual objectives for each NEO and other senior executives appropriate to their respective roles and responsibilities. For each of Messrs. Cecere, Hollinger and Masuda (the “Finance

NEOs”), identical annual objectives were established due to their roles and responsibilities in our finance function and the collective work required to achieve the objectives. Provided below are the corresponding relationships between the five “key” business and financial objectives and the annual objectives established for our NEOs for our 2007 fiscal year:

Key Considerations for 2007		Corresponding NEO Annual Objectives
•	Enhance our balance sheet	•	CEO – Strengthen our balance sheet.

		•	Finance NEOs – Increase cash flow by at least $750 million from the sale of our French operations; generate more than $400 million in free cash flow.

•	Improve our gross and pre-tax margins	•	CEO – Streamline our overhead structure.

		•	Finance NEOs – Lower incurred interest expense, net of interest income, by $35 million while maintaining a debt-to-capital ratio, net of cash, of 45-50% at fiscal year end; reduce selling, general and administrative expenses to ensure that they do not exceed 13.7% of housing revenues.

		•	Mr. Barnard – Ensure 75% of our operating divisions meet or exceed their direct cost reduction goals, resulting in a reduction of more than $50 million of direct costs; develop, expand and implement a direct-buy model for building materials to capture cost reductions; establish formal, documented and approved market strategies for each operating division; reduce architecture expense by $1 million.

•	Adjust our strategies to align with the market environment	•	CEO – Rebuild our senior executive team.
		•	Finance NEOs – Lower incurred interest expense, net of interest income, by $35 million while maintaining a debt-to-capital ratio, net of cash, of 45-50% at fiscal year end; reduce selling, general and administrative expenses to ensure that they do not exceed 13.7% as a percent of housing revenues.

		•	Mr. Barnard – Ensure 75% of our operating divisions meet or exceed their direct cost reduction goals, resulting in a reduction of more than $50 million of direct costs; develop, expand and implement a direct-buy model for building materials to capture cost reductions; establish formal, documented and approved market strategies for each operating division.

•	Optimize our land pipeline and reduce our inventory	•	CEO – Strengthen our balance sheet; streamline our overhead structure.
		•	Mr. Barnard – Establish formal, documented and approved market strategies for each operating division.

Key Considerations for 2007		Corresponding NEO Annual Objectives
•	Execute our KBnxt operational business model	•	CEO – Improve our customer satisfaction scores; streamline our overhead structure; rebuild our senior executive team.

		•	Mr. Barnard – Ensure 75% of our operating divisions meet or exceed their direct cost reduction goals, resulting in a reduction of more than $50 million of direct costs; develop, expand and implement a direct-buy model for building materials to capture cost reductions; establish formal, documented and approved market strategies for each operating division; improve the execution of our KBnxt operational business model metrics by 25% from their December 1, 2006 levels; ensure that 100% of any floor plans and specification levels are consistent with KBnxt operational business model objectives.
Each of the Finance NEOs and Mr. Barnard was eligible for an annual incentive based on his individual performance in achieving his respective annual objectives (as described above), up to the following maximum amounts: Mr. Cecere $1,800,000, Mr. Hollinger $875,000, Mr. Barnard $1,250,000 and Mr. Masuda $743,750. The Compensation Committee determined that the respective annual objectives for each of these NEOs were achieved and that each was therefore eligible to receive his respective maximum annual incentive. However, the Compensation Committee decided, in its discretion and based on our 2007 fiscal year financial results, to significantly reduce the actual annual incentive compensation paid out to each of these NEOs to the following amounts: Mr. Cecere $400,000, Mr. Hollinger $450,000, Mr. Barnard $600,000 and Mr. Masuda $350,000.
As discussed in our Proxy Statement and in our response to Comment 8 below, based on its evaluation of our CEO’s performance and accomplishments with respect to his annual objectives, the Compensation Committee approved a discretionary annual bonus for our CEO of $6 million.
5.	You state in the following section that specific performance objectives were measured by the financial results of the sale of your French operations. Please clarify, with a view toward future disclosure, whether this sale was a specific objective or goal in the key considerations of executive compensation.
Response:
As noted in our response to Comment 4 above, increasing cash flow by at least $750 million from the sale of our French operations was established as a specific annual performance objective for each of our Finance NEOs. The sale of our French operations was not established as a specific annual performance objective for our CEO, but his role and significant work in developing, leading and consummating the sale was an important consideration of the Compensation Committee in determining his 2007 fiscal year bonus. The sale of our French operations was not established as a specific annual performance objective for Mr. Barnard and was not a consideration of the Compensation Committee in determining his 2007 fiscal year compensation.

Annual Incentives and Discretionary Bonuses, page 29
6.	We note your disclosure that targets for pre-tax, pre-incentive profit were not achieved. In future filings, please quantify the target levels and disclose how they are calculated.
Response:
Our future filings will reflect this comment as applicable.
7.	Please clarify, with a view toward future disclosure, the extent to which the performance goals and objectives for each officer are measured objectively or whether the Committee uses discretion to determine whether those goals and objectives have been met.
Response:
The Compensation Committee measures on an objective basis a goal or objective that relates to achieving a specific financial or other quantitative or quantifiable result. The Compensation Committee measures on a subjective basis a goal or objective that relates to achieving a qualitative business result.
A financial or other quantitative or quantifiable goal or objective is measured based on: (i) the terms of the goal or objective itself (if it specifies a determination method); (ii) the consolidated financial statements included in our periodic reports filed with the Commission; or (iii) internal accounting or business records (if the goal or objective relates to operating division performance or results or is not financial in nature), or a combination of the foregoing, as applicable. For example, our Finance NEOs’ annual performance objectives were measured objectively: (a) increasing cash flow by at least $750 million from the sale of our French operations (measured based on our consolidated financial statements); (b) lowering incurred interest expense, net of interest income, by $35 million while maintaining a debt-to-capital ratio, net of cash, of 45-50% at fiscal year end (measured based on a combination of the performance objective’s terms and our consolidated financial statements); (c) generating more than $400 million in free cash flow (measured based on our consolidated financial statements); and (d) reducing selling, general and administrative expenses to ensure that they did not exceed 13.7% of housing revenues (measured based on our consolidated financial statements).
A qualitative goal or objective is measured based on the Compensation Committee’s subjective judgment, which may be informed by objective results. For example, in determining that our CEO achieved his annual objectives, the Compensation Committee made a subjective evaluation of his overall performance in his first year as CEO while considering that under his leadership we: (a) generated $1.2 billion of cash from our operations, reduced year-over-year debt levels by $759 million (26%) and improved our year-over-year ratio of debt to total capital, net of cash, to 31% from 43%; (b) significantly improved our customer satisfaction levels, as measured by J.D. Power and Associates, an independent global marketing information services firm; and (c) achieved year-over-year reductions in overhead expenses (26%) and headcount (39%) and restructured our operations to align with homebuilding market conditions.
The Compensation Committee may use its discretion to reduce the actual incentive compensation paid out to NEOs who achieve their respective goals or objectives. For example, the Compensation Committee determined that the respective annual performance objectives for each of our Finance NEOs for our 2007 fiscal year were achieved and that each was therefore eligible to receive his respective maximum annual incentive. However, as noted in our response to Comment 4 above, the Compensation Committee decided, in its discretion, to significantly reduce the actual annual incentive compensation paid out to each of these NEOs.
8.	Please clarify, with a view toward future disclosure, whether your CEO’s performance was also evaluated under all the five objectives listed under Key Considerations in 2007 and, if so, what specific financial metrics were considered and what affect, if any, did this have on CEO compensation.
Response:
As noted in our response to Comment 4 above, the five business and financial objectives listed under “Key Considerations in 2007” provided the framework under which the Compensation Committee established the following annual objectives for our CEO for our 2007 fiscal year: (i) strengthen our balance sheet; (ii) improve our customer satisfaction scores; (iii) streamline our overhead structure; and (iv) rebuild our senior executive team. In evaluating our CEO’s performance with respect to these objectives, the Compensation Committee considered that under his leadership we: (a) generated $1.2 billion of cash from our operations; (b) reduced year-over-year debt levels by $759 million (26%); and (c) improved our year-over-year ratio of debt to total capital, net of cash, to 31% from 43%, in large part due to his key role and significant work in developing, leading and consummating the sale of our French operations. We successfully completed the sale of our French operations at a price near the recent market peak in that country, and the Compensation Committee decided that our CEO was instrumental in driving both the price and timing of the sale. The all-cash sale generated total gross proceeds of $807.2 million and a pretax gain of $706.7 million ($438.1 million after tax). The substantial cash generated from the sale was redeployed to our U.S. operations to reduce debt and position us for future opportunities as they arise, consistent with our strategic focus and our CEO’s annual objective to strengthen our balance sheet amid difficult housing market conditions. The sale of our French operations was well-received by analysts and investors due to the cash generated and our strategic decision to focus entirely on our domestic business.
Based on its evaluation of the above achievements and his other accomplishments discussed in our Proxy Statement, the Compensation Committee approved a discretionary annual bonus for our CEO of $6 million.
9.	Please clarify, with a view toward future disclosure, how the company’s financial results were measured for each executive officer. For example, how did the Committee determine that Messrs. Cecere, Hollinger and Masuda achieved their performance objective of increasing cash flow by at least $750 million from the sale of your French operations and what formula, if any, did the Committee use to calculate the corresponding annual incentive payments?
Response:
As noted in our response to Comment 7 above, the Compensation Committee measures the achievement of a goal or objective related to a financial or other quantitative or quantifiable result based on: (i) the terms of the goal or objective itself (if it specifies a determination method); (ii) the consolidated financial statements included in our periodic reports filed with the Commission; or (iii) internal accounting or business records (if the goal or objective relates to operating division performance or results or is not financial in nature), or a combination of the foregoing, as applicable. The Compensation Committee determined that the annual performance objective for each of our Finance NEOs of increasing cash flow by at least $750 million from the sale of our French operations was achieved based on our consolidated financial statements. In each case, the Compensation Committee did not use a specific formula to calculate a particular annual incentive amount for the Finance NEOs corresponding to the achievement of this objective. Achieving this objective determined in part each Finance NEO’s eligibility to receive his respective maximum annual incentive. As noted in our response to Comments 4 and 7 above, while the Compensation Committee determined that the respective annual performance objectives for each of our Finance NEOs were achieved and that each was therefore eligible to receive his maximum annual incentive, it decided, in its discretion, to significantly reduce the actual annual incentive compensation paid out to these NEOs.
10.	Please clarify, with a view toward future disclosure, what additional responsibilities and duties were assumed by Messrs. Hollinger and Masuda in connection with their one-time bonuses and how these bonuses were calculated.
Response:
Mr. Hollinger assumed primary responsibility for overseeing our assessment and reporting of the financial impacts of our 2006 review of employee stock option grants (the “Review”) on our consolidated financial statements during the relevant seven-year period and their restatement in the Annual Report on Form 10-K for the fiscal year ended November 30, 2006. Mr. Hollinger was also instrumental in the evaluation, implementation and execution of financial and internal control processes to remediate and resolve issues identified during the Review, and played a significant role in performing certain executive functions that had been performed by the senior executives who departed in the leadership transition related to the Review. Mr. Masuda led the strategic design of and assumed primary responsibility for executing a consent solicitation of holders of our outstanding senior notes necessitated by the Review. The one-time bonuses awarded to each of Messrs. Hollinger and Masuda reflected the Compensation Committee’s subjective judgment of their respective performance and the results achieved in the roles and responsibilities each assumed.
11.	We note your disclosure that for the 2008 fiscal year, the Compensation Committee has determined that the payment of annual incentive compensation to your executive officers will be subject to the achievement of an objective performance goal based on the level of your pre-tax income or loss for the year. Since this information is available and appears to be materially different than the compensation policies applied for fiscal 2007, please tell us, with a view toward future disclosure, the specific financial performance target amounts for the 2008 fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website under the Division of Corporation Finance, Compliance and Disclosure Interpretations.
Response:
We consider our disclosure regarding annual incentive compensation for the 2008 fiscal year to have been voluntary and not to have been required under Instruction 2 to Item 402(b) of Regulation S-K. Because the basis and the specific performance objectives on which 2008 fiscal year annual incentive compensation may be paid relate solely to considerations applicable to that year and did not affect 2007 fiscal year compensation, this 2008 fiscal year information is not material to an understanding of NEO compensation for the 2007 fiscal year.

Consistent with Instruction 2 to Item 402(b), in future filings we will disclose relevant actions taken after the end of an applicable fiscal year to the extent they could affect a fair understanding of NEO compensation for that year.
Long-Term Incentives, page 30
12.	In future filings, please explain in greater detail how the amounts awarded under the long-term incentives correlate to each of the executive officers’ current and expected future performance and goals, internal equity by management level, and overall cost of the grants.
Response:
Our future filings will reflect this comment as applicable.
* * *
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4028, Domenico Cecere, our Executive Vice President and Chief Financial Officer, at 310-231-4014 or Wendy C. Shiba, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4080
Sincerely,

/s/ William R. Hollinger
William R. Hollinger
Senior Vice President and Chief Accounting Officer

cc:	Brigitte Lippmann, Staff Attorney
Pamela Long, Assistant Director
Dale Welcome, Staff Accountant
(U.S. Securities and Exchange Commission)

Domenico Cecere, Executive Vice President and Chief Financial Officer
Wendy C. Shiba, Executive Vice President, General Counsel and Corporate Secretary
(KB Home)